Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Narragansett Insured Tax-Free Income Fund (the "Fund") was held on November 7, 2001. The holders of shares representing 81% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders the resulting votes for each matter are presented below).

1. To elect Trustees.

Number of  Votes:

		Trustee				For		Withheld

		Lacy B. Herrmann			6,284,783	17,342
		Vernon R. Alden			6,284,783	17,342
		Paul Y. Clinton			6,284,783	17,342
		David A. Duffy			6,279,440	22,685
		Willliam J. Nightingale		6,279,440	22,685
		J. William Weeks			6,279,440	22,685

2. To ratify the selection of KPMG LLP as the Fund's independent auditors.

Number of  Votes:

		For				Against		Abstain

		6,261,350			4,423			36,352